12013510

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Bracero — (201) 850-6704
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Affirmation

I, Frank W. Bracero, affirm that to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of BNP Paribas Securities Corp. as of December 31, 2011, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frank W. Bracero

Chief Financial Officer
Title

Subscribed and sworn to before me on this 28 th day of February, 2012.

Notary Public

STANLEY EGBUCHULAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EG6009709
Qualified in Nassau County
My Commission Expires October 04, 2014

BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BNP Paribas Securities Corp.
New York, NY

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2011
(in thousands)

Assets		
Cash	$	7,694
Cash deposited with clearing organizations or segregated under federal and other regulations		482,009
Securities purchased under agreements to resell		50,584,776
Securities borrowed		22,227,528
Securities owned - at fair value (including securities owned, pledged to counterparties of $16,116,343)		20,947,826
Receivable from brokers, dealers, and clearing organizations		1,362,904
Securities failed to deliver		878,204
Receivable from customers		516,194
Interest and dividends receivable		151,328
Securities received as collateral		8,632,966
Other assets		136,222
Total assets	$	105,927,651
Liabilities and stockholder's equity		
Liabilities		
Overnight loan	$	3,095
Securities sold under agreements to repurchase		76,517,397
Securities loaned		8,001,185
Securities sold, not yet purchased - at fair value		6,729,430
Securities failed to receive		1,138,259
Payable to brokers, dealers, and clearing organizations		966,401
Payable to customers		575,058
Interest and dividends payable		97,780
Obligation to return securities received as collateral		8,632,966
Accrued expenses and other liabilities		634,552
Total liabilities		103,296,123
Liabilities subordinated to the claims of general creditors		682,000
Stockholder's Equity		
Common stock, $10 stated value - 500 shares authorized, issued, and outstanding		5,000
Additional paid-in capital		928,069
Retained earnings		1,016,459
		1,949,528
Total liabilities and stockholder's equity	$	105,927,651

The accompanying notes are an integral part of the Statement of Financial Condition.

(in thousands)

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. As a broker-dealer, the Company is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In addition, BNPPSC is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. As an FCM, the Company is a member of the Chicago Mercantile Exchange ("CME") and the National Futures Association ("NFA").

The Company engages in proprietary transactions and brokerage activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

On October 18, 2011 Standard & Poor's ("S&P") ratings services assigned a AA-/A-+ counterparty credit ratings to the Company. S&P based the rating on BNPPSC solely on the ratings of its ultimate parent BNPP.

The Company was approved by LCH Clearnet Limited on March 8, 2011, and by ICE Clear Credit LLC on July 14, 2011 to clear over-the-counter swap derivatives transactions. The Company was approved on August 26, 2011 by the CME as a clearing member for credit default swaps products.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2011. Significant estimates include the realization of a deferred tax asset, deferred compensation, the fair value measurement of Securities owned and Securities sold, not yet purchased. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

Cash

The Company has all cash on deposit with major money center banks.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and qualified securities to satisfy rules regarding the protection of customer assets.

Securities Transactions

Securities transactions are recorded on the trade date. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with the Accounting Standards Codification

(in thousands)

("ASC") 820-10 *"Fair Value Measurements"*. Customers' securities transactions are reported on the settlement date. Customers' commodity transactions are reported on the trade date.

Repurchase Agreements
Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. Where appropriate under applicable accounting guidance, resale and repurchase agreements with the same counterparty are reported on a net basis in the Statement of Financial Condition. Such transactions are netted by counterparty where the right to offset exists.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or payable on such transactions is accrued and included in the Statement of Financial Condition in Interest and dividends receivable or Interest and dividends payable, respectively.

Short-Term Borrowings
The company obtains short-term financing by borrowing from an affiliate using an unsecured loan facility. The principal and accrued interest associated with these borrowings is recorded as Overnight loans in the Statement of Financial Condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition. At December 31, 2011, $8,632,966, was reported as Securities received as collateral and an Obligation to return securities received as collateral in the Statement of Financial Condition. Collateral received in connection with these transactions that was subsequently repledged was approximately $8,632,966 at December 31, 2011.

Exchange Memberships
Membership shares and seats that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

Foreign Currencies
The Company has balances denominated in foreign currency. These assets and liabilities are translated at closing exchange rates at December 31, 2011.

Securities Received from Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables from and Payables to Broker-Dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables and margin deposits. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled principal securities trading activity. These balances are reported net by counterparty when the right of offset exists.

Securities Failed to Deliver and Securities Failed to Receive
Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, either for its account or for accounts of other brokers and dealers but does not deliver or receive the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

Receivables and Payables with Customers
Customer receivables and payables represent amounts due from/to customers, primarily related to margin balances, unsettled commodities activity and cash deposits, and are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Income Taxes
The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax benefit equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of ASC 740 "*Income Taxes*".

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of Other assets and Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 "*Income Taxes*" which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

(in thousands)

Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2011, no trading positions were valued using a mark to model approach.

Recent Accounting Developments
In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 ("ASU 2010-06"), which amends ASC 820, *"Fair Value Measurements"*. The ASU requires fair value disclosures for each asset and liability class, disclosures related to inputs and valuation methods for measurements that use Level 2 or Level 3 inputs, disclosures of significant transfers between Levels 1 and 2, and the gross presentation of significant transfers into or out of Level 3 within the Level 3 rollforward. The ASU also requires the gross presentation of purchases, sales, issuances, and settlements within the Level 3 rollforward. The disclosure requirement by class is a greater level of disaggregation compared to the previous requirement, which was based on the major asset or liability category. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on the Company's Statement of Financial Condition.

(in thousands)

In July 2010, the FASB issued ASU 2010-20, which amends ASC 310, "*Receivables*". The ASU requires additional disclosures that provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. It also requires the disclosure of credit quality indicators, past due information, and modifications of financing receivables. The amended disclosure guidance related to information as of the end of a reporting period is effective for the first interim or annual reporting period ending on or after December 15, 2010. The amended disclosure guidance related to activity that occurs during a reporting period is effective for the first interim or annual reporting period beginning after December 15, 2010. The adoption of ASU 2010-20 did not have a material impact on the Company's Statement of Financial Condition.

In April 2011, FASB issued ASU 2011-03, which amends ASC 860 ("ASC 860") *"Transfers and Servicing"*. The ASU eliminated the requirement for entities to consider whether a transferor has the ability to repurchase the financial assets in a repurchase agreement. The entity must consider all the effective-control criteria under ASC 860, the elimination of this requirement may lead to recording the repurchase arrangement as a secured borrowing rather than as a sale. The guidance in the ASU is effective prospectively for transactions, or modifications of existing transactions, that occur on or after the first interim or annual period beginning on or after December 15, 2011. The Company does not expect the adoption of ASU 2011-03 to have a material impact on the Company's Statement of Financial Condition.

In May 2011, the FASB issued ASU 2011-04, which amends ASC 820 "*Fair Value Measurements*". The ASU expands ASC 820's existing disclosure requirements for fair value measurements. Some of the amendments could change how the fair value measurement guidance in ASC is applied. The ASU is effective for the first interim or annual reporting period beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company's Statement of Financial Condition.

In November 2011, the FASB issued ASU 2011-11, which amends ASC 210-20-45 *("Offsetting Financial Assets and Financial Liabilities")* (formerly FIN41). The ASU expands upon the disclosure requirements for offsetting balance sheet transactions. The ASU is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect the adoption of ASU 2011-11 to have a material impact on the Company's Statement of Financial Condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2011, consist of:

(in thousands)

Securities owned and Securities sold, not yet purchased - at fair value

	Owned	Sold
U.S. Government securities and agencies	$ 20,007,185	$ 6,632,947
Corporate debt instruments	796,388	96,429
Commercial paper	124,157	-
Money markets	17,000	-
Equities	3,096	54
	$ 20,947,826	$ 6,729,430

Securities owned that are pledged to counterparties, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable	Payable
Receivable/Payable from/to clearing organizations	$ 1,185,336	$ 37,205
Receivable/Payable from/to non-customers	148,608	692,284
Receivable/Payable from/to brokers & dealers	28,960	-
Unsettled trades receivable/payable, net	-	236,912
	$ 1,362,904	$ 966,401

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. Unsettled trades relate to amounts receivable from or payable to clearing organizations for proprietary positions that had yet reached settlement date.

5. Liabilities Subordinated to Claims of General Creditors

The Company has eight subordinated loan agreements totaling $682,000 with affiliates outstanding at December 31, 2011. These loans have varying rollover dates.

(in thousands)

Rollover Date	Affiliated Lender	Rate	Amount
March 31, 2012	CooperNeff Inc.	3M LIBOR + 60bps	$ 25,000
April 30, 2012	BNPPNA	3M LIBOR + 60bps	72,000
June 30, 2012	BNPPNA	3M LIBOR + 60bps	10,000
June 30, 2012	BNPPNA	3M LIBOR + 60bps	10,000
July 31, 2012	BNPPNA	3M LIBOR + 60bps	75,000
October 31, 2012	BNPPNA	3M LIBOR + 60bps	90,000
December 31, 2014	BNPPNA	1M LIBOR + 34bps	100,000
December 31, 2015	BNPPNA	3M LIBOR + 40bps	300,000
			$ 682,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. All loans bear interest based on the London Interbank Offered Rate ("LIBOR") rate, as defined by their lenders.

The agreements covering the subordinated borrowings have been approved by the FINRA and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic extensions with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

6. Deferred Compensation

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2009, BNPP established Deferred Compensation Scheme 2010 ("DCS 2010"). Under the terms of the DCS 2010 plan sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, will receive a portion of such excess amount in units, which vests over a three year period. Units awarded will be based on the average closing price of BNP Paribas shares over a specified period with the final unit price subject to certain performance conditions on an annual basis. The grant date for the DCS 2010 plan was March 25, 2010. The vesting and payment periods are June 2011, June 2012 and June 2013 on the basis of the respective year's final unit price.

In 2010, BNPP established four new plans: (a) DCS 2011 Plus Plan; (b) DCS 2011 Plan; (c) CIB KCDP Plan; and (d) Group KCDP Plan. All four plans are liability awards with grant dates in February 2011. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS 2011 Plus Plan is subject to fulfillment of specified performance conditions. The remaining three plans vest based on the fulfillment of service conditions. The vesting and payment periods for each of these plans are March of 2012, 2013 and 2014.

(in thousands)

In 2011, BNPP established four new plans: (a) DCS 2012 Plus Plan; (b) DCS 2012 Plan; (c) CIB KCDP Plan; and (d) Group KCDP Plan. All four plans are liability awards with grant dates in February 2012. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS 2012 Plus Plan is subject to fulfillment of specified performance conditions. The remaining three plans vest based on the fulfillment of service conditions. The vesting and payments periods for each of these plans are March of 2013, 2014 and 2015.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP with an offsetting liability to the individual employees.

7. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. All defined benefit plans were frozen as of December 31, 2011.

On July 26, 2011, the BNP Paribas Pension/401k Committee voted to freeze defined benefit pension plan for individuals hired before December 31, 2000, effective as of December 31, 2011. Participants hired before December 31, 2000, will no longer accrue benefits for service after December 31, 2011. Only years of service and compensation earned through December 31, 2011 will be included in the accrued retirement benefit as of December 31, 2011.

8. Income Taxes

The difference between the Company's federal statutory and effective tax rate is due to permanent differences such as non deductible meals and entertainment, tax-exempt interest income, employee related expenses, state and local taxes, unrecognized tax benefits, and an adjustment for prior year taxes.

The resulting tax payable or benefit receivable is settled with PNA periodically. At December 31, 2011, the Company's net tax payable to PNA of $454,930 was included in Accrued expenses and other liabilities in the Statement of Financial Condition. The Company made no tax payments to PNA during 2011.

At December 31, 2011, the Company's net deferred tax asset of $39,687 is comprised of $69,088 of deferred tax assets and $29,401 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts arising primarily from differences in the timing of the recognition of transfer pricing, expenses for deferred compensation and accrued interest payables to foreign affiliates. The Company has not recorded a valuation allowance against the net deferred tax asset, as management believes

(in thousands)

that the benefit related to the deferred tax asset is more likely than not to be realized in the future. The net deferred tax asset was included in Accrued expenses and other liabilities in the Statement of Financial Condition.

As of December 31, 2011, the Company has recorded accrued interest and penalties of $4,683 in the Statement of Financial Condition. The New York State ("NYS") and New York City ("NYC") tax jurisdictions recently concluded an audit of the Company and as a result of the examinations, the amount of unrecognized tax benefits (including interest) has been reduced. The Company does not expect the unrecognized tax benefit to change significantly during the next twelve months.

As of December 31, 2011, the Company's open tax years potentially subject to examination by the Internal Revenue Service, NYS and NYC are 2007, 2008, 2009, 2010 and 2011. The Company has recorded a NYS post-apportioned net operating loss ("NOL") carryforward of $31,357, a NYC post-apportioned NOL carryforward of $31,357, and a Pennsylvania post-apportioned NOL carryforward of $46,866 as of December 31, 2011, on a stand-alone basis, which may be utilized through 2030. However, since the Company is included as part of a combined return, these NOLs have been utilized by other group members, and the benefit of these NOLs will be compensated by other group members as the Company generates taxable profits.

9. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, and operational support.

At December 31, 2011, the Company has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR plus a nominal interest rate. The borrowing under these arrangements is €3,500,000 or the U.S. dollar equivalent based on the current exchange rate is $4,536,350. At December 31, 2011, the Company borrowed $0 under this line. On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make demand for prepayment in respect thereof.

At December 31, 2011, assets and liabilities with related parties consist of:

(in thousands)

Cash	$	1,549
Securities purchased under agreements to resell		44,156,051
Securities borrowed		6,677,839
Receivable from brokers, dealers, and clearing organizations		166,764
Securities failed to deliver		32,607
Receivable from customers		87
Other assets		86,126
Total assets	$	51,121,023
Overnight loan	$	3,095
Securities sold under agreements to repurchase		18,338,824
Securities loaned		5,076,677
Payable to brokers, dealers, and clearing organizations		708,695
Payable to customers		350,863
Securities failed to receive		46,163
Accrued expenses and other liabilities		533,628
Total liabilities	$	25,057,945
Liabilities subordinated to the claims of general creditors	$	682,000

The Company executes various transactions with its affiliates, such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed, Securities loaned, margin financing and clearance and settlement.

BNPP and its affiliates charge the Company under various cost sharing agreements for overhead expenses and for the costs of providing research and information technology support. The Company also charges BNPP and its affiliates under various informal cost sharing agreements for certain overhead expenses. The Company settles these charges with BNPP and its affiliates on a periodic basis.

The Company acts as agent for BNPP and its affiliates effecting securities and other transactions and earns a fee for providing such services.

The Company is a party to numerous transfer pricing agreements with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its financial results. The Company has been historically notified in late February on its final settlement amounts concerning its portion of the global profit split. To mitigate the impact of these potential issues, the Company has entered into a fee agreement with PNA to mitigate the late notification issue and a separate agreement with its ultimate parent, BNPP, to limit the amount of loss the Company is required to recognize under these transfer pricing agreements.

The Company has a parental guarantee arrangement covering the obligations of the entity.

(in thousands)

At December 31, 2011 intercompany transfer pricing receivables were $29,271 which are included in Other assets in the Statement of Financial Condition. At December 31, 2011 intercompany transfer pricing payables were $254,283 which are included in Accrued expenses and other liabilities in the Statement of Financial Condition. Transfer pricing is accounted for in accordance with BNPP transfer pricing agreements.

10. Pledged Assets, Commitments and Contingencies

At December 31, 2011, the approximate fair values of collateral received which may be sold or repledged by the Company.

Sources of collateral	
Securities purchased under agreements to resell	$ 91,079,246
Securities received in securities borrowed vs. cash transactions	30,576,478
Total	$ 121,655,724

At December 31, 2011, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FASB ASC 210-20-45 (formerly FIN 41), were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 100,664,278
Securities loaned	7,392,789
Total	$ 108,057,067

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2011, the Company has placed securities it owns which have a fair value of $17,000 and cash deposits of $996,978 to satisfy such requirements.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after

(in thousands)

consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against the Company should not have a material adverse effect on the Company's Statement of Financial Condition.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2011, the Company had net capital of $2,036,696, which was $1,968,533 in excess of its required net capital.

12. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2011, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $213,827 in this account. The Company had segregated cash in a money market demand account with a value of $278,170 as of December 31, 2011. No additional cash movements were made into this account.

As of December 31, 2011, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The Company was required to maintain a balance of $4,578 in this account. The Company had segregated cash in a money market demand account with a value of $20,069 as of December 31, 2011. No additional cash movements were made to this account.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2011, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $344,245 in this account. The total amount segregated was $409,542, which consisted of segregated cash of $183,270, deposits at clearing organizations of $204,149 and funds and property related to customers' regulated commodity balances with a fair value of $22,123 have been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2011, the Company made a sequestration computation under the CEA and was required to maintain a balance of $0 in this account. The total amount segregated was $500 which consisted of cash of $500.

As the Company did not carry any foreign futures and foreign options customers' accounts at December 31, 2011, there were no requirements pursuant to Regulation 30.7 under the Commodity Exchange Act.

13. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required daily margin levels and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or to reduce positions when necessary.

In connection with securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities and securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company has entered into an irrevocable guarantee with BNPP for payment and performance of certain guaranteed obligations of BNPPSC.

14. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities To be Announced. Cash and securities deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and U.S. agency securities To be Announced. Securities sold, not yet purchased, and U.S. agency securities To be Announced are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government securities and agencies, Corporate debt securities, Commercial paper, Money markets, Equity securities, and other securities that are actively traded. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include certain mortgage backed securities, asset backed securities, and collateralized mortgage obligations securities. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities.

Level 3 – During 2011, the Company had no activity in Level 3 assets. During 2011, the Company has no assets or liabilities measured under Level 3 hierarchy.

(in thousands)

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Securities owned - at fair value				
U.S. government securities and agencies	$ 7,357,334	$12,649,851	$ -	$20,007,185
Corporate debt securities	704,769	91,619	-	796,388
Commercial paper	124,157	-	-	124,157
Money markets	17,000	-	-	17,000
Equity securities	3,096	-	-	3,096
Securities received as collateral	8,632,966	-	-	8,632,966
U.S. agency securities To be Announced (included in Other assets)	42,656	-	-	42,656
	$16,881,978	$12,741,470	$ -	$29,623,448

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased - at fair value				
U.S. government securities and agencies	$ 6,632,280	$ 666	$ -	$ 6,632,946
Corporate debt securities	96,429	-	-	96,429
Equity securities	55	-	-	55
Obligation to return securities received as collateral	8,632,966	-	-	8,632,966
U.S. agency securities to be Announced (included in Accrued expenses & other liabilities)	101,230	-	-	101,230
	$15,462,960	$ 666	$ -	$15,463,626

As of December 31, 2011, there were no assets or liabilities measured at fair value on a non-recurring basis. During 2011, there were no significant transfers between level 1 and level 2.

15. Subsequent Events

The Company evaluates subsequent events through the date on which the Statement of Financial Condition is issued. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to the Statement of Financial Condition.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

BNP Paribas Securities Corp.
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of BNP Paribas Securities Corp. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP